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Exhibit 99.1

SUMMARY

•
Produced record quarterly production of 53,433 boe/d (86% oil and NGL) in Q1/2012 (an increase of 14% over Q1/2011);

•
Generated funds from operations ("FFO") of $141.7 million ($1.20 per basic share) in Q1/2012 (an increase of 29% over Q1/2011);

•
Generated net income of $43.0 million ($0.36 per basic share) in Q1/2012 (an increase of $42.0 million over Q1/2011);

•
Maintained a cash payout ratio in Q1/2012 of 39% net of dividend reinvestment plan ("DRIP") participation; and

•
Subsequent to the end of the quarter, entered into an agreement to sell non-core, non-operated assets in North Dakota for gross proceeds of US$311 million. These assets produced approximately 950 boe/d in Q1/2012.
	Three Months Ended

	March 31, 2012	December 31, 2011	March 31, 2011

FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	343,355	367,813	290,315
Funds from operations(1)	141,736	162,973	109,470
Per share – basic	1.20	1.39	0.96
Per share – diluted	1.18	1.36	0.93
Cash dividends declared(2)	55,559	50,925	52,002
Cash dividends declared per share	0.66	0.62	0.60
Net income	42,958	57,780	950
Per share – basic	0.36	0.49	0.01
Per share – diluted	0.36	0.48	0.01
Exploration and development	135,918	72,013	87,014
Property acquisitions	2,336	10,329	37,518
Corporate acquisition	–	1,313	117,346
Proceeds from divestitures	(3,568)	(47,396)	–

Total oil and natural gas capital expenditures	134,686	36,259	241,878
Bank loan	326,889	311,960	298,591
Long-term debt	299,865	302,550	295,770
Working capital deficiency	63,988	36,071	73,709

Total monetary debt(3)	690,742	650,581	668,070

Notes:

(1)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex's funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three months ended March 31, 2012.
(2)
Cash dividends declared are net of DRIP participation.
(3)
Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans.

Baytex Energy Corp.    First Quarter Report 2012    1

	Three Months Ended

	March 31, 2012	December 31, 2011	March 31, 2011

OPERATING
Daily production
Light oil and NGL (bbl/d)	7,565	7,232	6,606
Heavy oil (bbl/d)	38,353	38,006	31,792
Total oil and NGL (bbl/d)	45,918	45,238	38,398
Natural gas (mmcf/d)	45.1	46.9	51.0
Oil equivalent (boe/d @ 6:1)(1)	53,433	53,054	46,902
Average prices (before hedging)
WTI oil (US$/bbl)	102.93	94.06	94.10
Edmonton par oil ($/bbl)	92.81	97.87	88.45
BTE light oil and NGL ($/bbl)	81.99	85.09	75.68
BTE heavy oil ($/bbl)(2)	65.89	70.85	59.89
BTE total oil and NGL ($/bbl)	68.54	73.13	62.57
BTE natural gas ($/mcf)	2.46	3.91	4.19
BTE oil equivalent ($/boe)	60.98	65.81	55.86
CAD/USD noon rate at period end	0.9991	1.0170	0.9718
CAD/USD average rate for period	1.0003	1.0231	0.9859
COMMON SHARE INFORMATION
TSX
Share price (Cdn$)
High	$59.40	$57.26	$56.95
Low	$50.52	$39.18	$46.00
Close	$51.79	$56.97	$56.69
Volume traded (thousands)	23,378	26,471	34,198
NYSE
Share price (US$)
High	$59.50	$56.33	$58.52
Low	$50.49	$36.39	$46.25
Close	$51.86	$55.89	$58.38
Volume traded (thousands)	4,488	7,579	8,184
Common shares outstanding (thousands)	118,905	117,893	115,177

Notes:

(1)
Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(2)
Heavy oil wellhead prices are net of blending costs.

2    Baytex Energy Corp.    First Quarter Report 2012

Forward-Looking Statements

This report contains forward-looking statements relating to: the timing of closing of the sale of our non-operated interests in North Dakota; our average production rate for 2012; our exploration and development capital expenditures for 2012; development plans for our properties, including the number of wells to be drilled in the remainder of 2012; initial production rates from wells drilled; our Cliffdale cyclic steam stimulation project at Seal, including our assessment of the fourth steam and flowback cycles for the original pilot well, the cumulative steam-oil ratio for the project and our plan for a second commercial module of CSS; the outlook for Canadian heavy oil prices and the pricing differential between Canadian heavy oil and West Texas Intermediate; the alleviation of pipeline constraints through the addition of incremental transportation capacity; the completion of refinery turnarounds; the demand for Canadian heavy oil by U.S. refiners; the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates; our ability to mitigate our exposure to heavy oil price differentials by transporting our crude oil to market by railways; the volume of heavy oil to be transported to market on railways in 2012; the expected in-service date for a pipeline expansion that will enable us to access the U.S. Gulf Coast markets; the amount of our undrawn credit facilities at March 31, 2012; our debt-to-FFO ratio; our liquidity and financial capacity; the sufficiency of our financial resources to fund our operations; the application of the sale proceeds from the sale of our non-operated interests in North Dakota; and our pro forma total monetary debt and debt-to-FFO ratio following the sale of our non-operated interests in North Dakota. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of FFO and capital expenditures and our prevailing financial circumstances at the time. We refer you to the end of the Management's Discussion and Analysis section of this report for our advisory on forward-looking statements.

Non-GAAP Financial Measures

In this report we refer to certain measures that are commonly used in the oil and gas industry but are not based on generally accepted accounting principles in Canada, such as funds from operations and total monetary debt. For a description of these measures, we refer you to "Non-GAAP Financial Measures" in the Management's Discussion and Analysis section of this report.

All amounts in this report are stated in Canadian dollars unless otherwise noted.

Baytex Energy Corp.    First Quarter Report 2012    3

MESSAGE TO SHAREHOLDERS

Operations Review

Production averaged 53,433 boe/d (86% oil and NGL) during the first quarter of 2012, as compared to 46,902 boe/d (82% oil and NGL) in the first quarter of 2011 and 53,054 boe/d (85% oil and NGL)in the fourth quarter of 2011. Compared to the first quarter of 2011, oil production increased 20%, while natural gas production decreased 12%. Compared to the fourth quarter of 2011, oil production increased 2%, while natural gas production decreased 4%.

Capital expenditures for exploration and development activities totaled $135.9 million for the first quarter of 2012. During the first quarter, Baytex participated in the drilling of 88 (71.4 net) wells with a 98% (97% net) success rate. The following table summarizes our first quarter drilling program:

Wells Drilled

	Crude Oil

	Primary		Thermal		Natural Gas		Stratigraphic and Service		Dry and Abandoned		Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Heavy oil
Lloydminster area	38	32.3	–	–	–	–	1	1.0	1	1.0	40	34.3
Peace River area	7	7.0	5	5.0	–	–	13	13.0	–	–	25	25.0

	45	39.3	5	5.0	–	–	14	14.0	1	1.0	65	59.3

Light oil, NGL and natural gas
Western Canada	8	6.7	–	–	2	2.0	–	–	1	1.0	11	9.7
North Dakota	12	2.4	–	–	–	–	–	–	–	–	12	2.4

	20	9.1	–	–	2	2.0	–	–	1	1.0	23	12.1

Total	65	48.4	5	5.0	2	2.0	14	14.0	2	2.0	88	71.4

On April 18, 2012, Baytex announced that its wholly-owned subsidiary, Baytex Energy USA Ltd., had entered into an agreement to sell its non-operated interests in North Dakota (the "Assets") to Bakken Hunter, LLC (a subsidiary of Magnum Hunter Resources Corporation) for cash proceeds of US$311 million, subject to closing adjustments (the "Transaction"). The Transaction, which is subject to conditions typical of transactions of this nature, has an effective date of March 1, 2012 and is expected to close in May 2012. The Assets include approximately 950 boe/d of Bakken light oil production (based on first quarter 2012 field estimates) and 149,700 (50,400 net) acres of land, of which approximately 24% is developed. This sale represents 45% of our North Dakota net acreage and approximately 40% of our current U.S. production. The Assets are not a primary focus of our U.S. Business Unit as they are non-operated and generally have a lower average working interest than our remaining lands. After the Transaction, the U.S. Business Unit will continue to be an important part of our corporate asset base.

As a result of the Transaction, we have reduced our 2012 production guidance by 500 boe/d to a range of 53,500 to 54,500 boe/d (from 54,000 to 55,000 boe/d). As our 2012 capital budget included minimal investment on the divested assets, our 2012 exploration and development capital budget remains at $400 million.

Heavy Oil

In the first quarter of 2012, heavy oil production averaged 38,353 bbl/d, an increase of 21% over the first quarter of 2011 and 1% over the fourth quarter of 2011. During the first quarter of 2012, we drilled 50 (44.3 net) oil wells, 14 (14.0 net) stratigraphic test and service wells and one (1.0 net) dry and abandoned well on our heavy oil properties with a success rate of 98%.

Production from our Peace River area properties averaged approximately 18,500 bbl/d in the first quarter, including volumes produced from the Reno area assets acquired in February 2011, an increase of approximately 6% over the fourth quarter of 2011. In the first quarter of 2012, we drilled seven (7.0 net) cold horizontal producers (encompassing a total 66 laterals), including four at Seal and three at Reno, and 13 stratigraphic test wells in the Peace River area. Three Seal wells established average 30-day peak rates of approximately 450 bbl/d and two Reno wells established average 30-day peak rates of approximately 350 bbl/d. We plan to drill approximately 32 cold horizontal wells in the Peace River area in the remainder of the year.

4    Baytex Energy Corp.    First Quarter Report 2012

In the Cliffdale area of Seal, we continued successful operation of our first 10-well commercial cyclic steam stimulation ("CSS") module. During the first quarter, we finished completion operations on the final five CSS wells in this module, with these wells commencing their initial cold-production phase, a process designed to generate reservoir voidage prior to first steam. Thermal operations on our original pilot well continued with fourth-cycle injected steam volumes 130% larger than third cycle volumes. Pilot well fourth-cycle flowback operations commenced subsequent to the end of the first quarter with a peak oil rate of 390 bbl/d. Four CSS wells received steam during the first quarter. To-date, the Cliffdale project has demonstrated a cumulative steam-oil ratio of less than 2.2 barrels of steam per barrel of oil. Subject to receipt of regulatory approvals, we plan to initiate development of a new 15-well commercial CSS module during the fourth quarter of 2012.

Baytex continues to add to its land position in the Peace River area. Effective at the end of the first quarter, we have closed an acreage trade in which we acquired 10,200 (6,700 net) acres in Seal in exchange for 7,400 net acres in the Ardmore area of northeast Alberta. In addition, subsequent to the end of the first quarter, we acquired approximately 17,600 net acres of potentially-prospective oil sands leases in the Nipisi area, approximately 40 miles to the east of Seal.

Light Oil & Natural Gas

During the first quarter of 2012, light oil, NGL and natural gas production averaged 15,080 boe/d, which was comprised of 7,565 bbl/d of light oil and NGL and 45.1 mmcf/d of natural gas. Compared to the first quarter of 2011, light oil and NGL production increased 15% and natural gas production decreased 12%. Compared to the fourth quarter of 2011, light oil and NGL production increased 5% and natural gas production decreased 4%.

During the first quarter of 2012, we drilled, fracture-treated and placed on production a horizontal well in the O'Chiese area of west central Alberta which established a 30-day peak rate of 1,380 boe/d (77% natural gas). Production was delivered through our new 33-kilometre wet gas pipeline which was placed in service in the fourth quarter of 2011. We have a number of additional horizontal drilling opportunities in the area.

In our Bakken/Three Forks play in North Dakota, we participated in the drilling of 12 (2.4 net) horizontal oil wells, six of which were Baytex-operated, and the fracture-stimulation of nine (2.2 net) wells in the first quarter. During the first quarter, five Baytex-interest 1,280-acre spacing wells established average 30-day peak rates of approximately 310 bbl/d. As our 2012 capital budget included minimal investment on the divested non-operated assets, there is no change to our plans to drill an additional 17 (approximately 7.0 net) wells on our Bakken/Three Forks play in North Dakota during the remainder of 2012.

Financial Review

We generated FFO of $142 million ($1.20 per basic share) in the first quarter of 2012, an increase of 29% compared to the first quarter of 2011, and a decrease of 13% compared to the fourth quarter of 2011. The decrease in FFO relative to the fourth quarter of 2011 was largely the result of lower realized selling prices for both oil and natural gas.

The average WTI price for the first quarter of 2012 was US$102.93/bbl, a 9% increase from both the first quarter of 2011 and the fourth quarter of 2011. We received an average oil and NGL price of $68.54/bbl in the first quarter of 2012 (inclusive of our physical hedging gains), up 10% from $62.57/bbl for the first quarter of 2011 and down 6% from $73.13/bbl for the fourth quarter of 2011. We received an average natural gas price of $2.46/mcf in the first quarter of 2012, down 41% from $4.19/mcf for the first quarter of 2011, and down 37% from $3.91/mcf for the fourth quarter of 2011.

The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged 20.8% for the first quarter of 2012, as compared to 24.3% in the first quarter of 2011 and 11.2% in the fourth quarter of 2011. The increased WCS differential as compared to the fourth quarter of 2011 was primarily a result of both unplanned refinery outages and seasonal refinery turnarounds. Subsequent to the end of the first quarter, as the Seaway pipeline reversal approaches its in-service date, and following the completion of some refinery turnarounds, differentials have improved. At the time of this writing, the prompt WCS differential to WTI was approximately 17%, with a forward strip suggesting approximately 22% differentials for the second half of 2012. Nonetheless, in a closely balanced market, heavy oil differentials have the potential to remain volatile. Over the longer term, we continue to believe that transportation solutions to allow Canadian crudes to access additional markets will proceed, and that the prices for Canadian crudes will more closely match those of worldwide quality peers.

Baytex Energy Corp.    First Quarter Report 2012    5

Baytex continues to actively hedge its exposure to commodity prices and foreign exchange rates. At the time of this writing, we have established forward contacts for 2012 on approximately 38% of our WTI price exposure, 24% of our heavy oil differential exposure, 18% of our natural gas price exposure (excluding covered call options that we have sold on natural gas), and 28% of our exposure to currency movements between the Canadian and US dollars. Details of all hedging contracts are contained in the notes to our interim condensed consolidated financial statements. We continue to monitor the markets for opportunities to add to our hedge positions.

Our WTI hedges include a series of "extendable" swaps which are not included in the 38% WTI coverage cited above. The extendable swaps grant our counterparties the option to extend price swaps on up to 3,750 bbl/d at a weighted-average fixed price of US$108.28/bbl for the second half of 2012. If our counterparties elect to extend those contracts, we would have 43% of our 2012 WTI exposure covered by swaps and collars.

Our WCS differential hedges are primarily contracts that provide a fixed dollar differential to WTI. Based on the forward strip for WTI, our WCS contracts for 2012 translate to approximately a 17% differential to WTI. We have additional contracts for smaller volumes in place for 2013 and 2014 at a 19% differential to WTI. In addition to our hedging program, we are also mitigating our exposure to WCS differentials by transporting crude oil to higher value markets by railways. We have contracted to deliver approximately 23% of our heavy oil volumes for the second quarter of 2012 to market by rail and expect to increase rail deliveries to approximately 35 to 40% of our heavy oil volumes by year end. Furthermore, as part of our long-term transportation portfolio, we have entered into a transportation services agreement for a pipeline expansion that will enable us to access the U.S. Gulf Coast markets for approximately 12% of our heavy oil production (based on current production rates) for a 10-year period. This pipeline expansion is expected to commence service in mid-2014.

We ended the quarter with total monetary debt of $691 million and undrawn credit facilities of $373 million. This level of debt represents a debt-to-FFO ratio of 1.2 times, based on FFO over the trailing twelve month period. This level of debt and undrawn credit facilities are within our leverage and liquidity targets, and provide ample capacity to finance our operations.

As noted above, subsequent to the end of the first quarter, we entered into an agreement to sell the non-operated portion of our North Dakota assets for gross proceeds of US$311 million. The proceeds from this disposition will be redeployed into other oil and gas assets or used to reduce net debt. Assuming all of the proceeds are applied to debt reduction, pro forma total monetary debt as at March 31, 2012 would be approximately $380 million, which represents a debt-to-FFO ratio of 0.7 times (based on FFO over the trailing twelve month period). A gain on disposition will be recognized in the second quarter of 2012.

Conclusion

With the announced executive management changes, we want to assure shareholders the changes will have no impact on our 2012 business plans and Baytex is confident in achieving its 2012 capital and production guidance. Likewise, there will be no impact on our long-range operating plans or our carefully conceived development plans for our current prospects. As we search for an appropriate replacement candidate, our management team will continue in the execution of our business strategy, utilizing our excellent asset base and strong balance sheet to further our financial and operational success.

It remains an honour to serve you, and we want to express our appreciation for your continued support as we work towards executing our plan for long-term value creation.

On behalf of the Board of Directors,

Raymond T. Chan, CA
Executive Chairman and Interim Chief Executive Officer
May 10, 2012

6    Baytex Energy Corp.    First Quarter Report 2012

Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Baytex Energy Corp. for the three months ended March 31, 2012. This information is provided as of May 9, 2012. In this MD&A, references to "Baytex", the "Company", "we", "us" and "our" and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The first quarter results have been compared with the corresponding period in 2011. This MD&A should be read in conjunction with the Company's condensed interim unaudited consolidated financial statements ("consolidated financial statements") for the three months ended March 31, 2012 and 2011, its audited consolidated comparative financial statements for the years ended December 31, 2011 and 2010, together with accompanying notes, and its Revised Annual Information Form for the year ended December 31, 2011. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts as otherwise noted.

In this MD&A, barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Baytex Energy Corp.    First Quarter Report 2012    7

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

8    Baytex Energy Corp.    First Quarter Report 2012

RESULTS OF OPERATIONS

Production

	Three Months Ended March 31

	2012	2011	Change

Daily Production
Light oil and NGL (bbl/d)	7,565	6,606	15%
Heavy oil (bbl/d)(1)	38,353	31,792	21%
Natural gas (mmcf/d)	45.1	51.0	(12%	)

Total production (boe/d)	53,433	46,902	14%
Production Mix
Light oil and NGL	14%	14%	–
Heavy oil	72%	68%	–
Natural gas	14%	18%	–

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended March 31, 2012, heavy oil sales volumes were 91 bbl/d higher than production volumes (three months ended March 31, 2011 – 576 bbl/d higher).

Production for the three months ended March 31, 2012 averaged 53,433 boe/d, compared to 46,902 boe/d for the same period in 2011. Light oil and natural gas liquids ("NGL") production for the first quarter of 2012 increased by 15% to 7,565 bbl/d from 6,606 bbl/d due to development activities in the U.S., which increased production by 183%, as compared to the same quarter in 2011. Heavy oil production for the first quarter of 2012 increased by 21% to 38,353 bbl/d from 31,792 bbl/d primarily due to successful development of our existing heavy oil assets and the acquisition of producing assets in the first quarter of 2011. Natural gas production decreased by 12% to 45.1 mmcf/d for the first quarter of 2012, as compared to 51.0 mmcf/d for the same period in 2011. The decrease in natural gas production was primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

During the three months ended March 31, 2012, the prompt daily close price of West Texas Intermediate ("WTI") fluctuated from a low of US$96.36/bbl to a high of US$109.77/bbl. The average WTI price in the first quarter of 2012 was US$102.93/bbl, or 9% higher than the US$94.10/bbl average in the first quarter of 2011. WTI continued its upward trend during much of the first quarter of 2012 due to several factors including the rising concerns about a confrontation with Iran over its nuclear program, an agreement on a bailout plan for Greece and signs of continued improvement in the U.S. economy. These last two factors were reflected in rising equity markets, particularly in the U.S., which consequently added support for oil prices on expectations of improving demand for oil.

The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged 21% in the first quarter of 2012, compared to 11% in the fourth quarter of 2011 and 24% in the first quarter of 2011. The wider WCS differentials seen in the first quarter of 2012, as compared to the fourth quarter of 2011, was due to planned and unplanned refinery maintenance in the Midwest U.S. in March 2012 resulting in short term outages on crude export pipelines to those markets, thus reducing demand for Canadian heavy oil. These factors, together with incremental Canadian heavy oil production growth, resulted in logistical bottlenecks and higher discounts for Canadian heavy oil.

Natural Gas

For the three months ended March 31, 2012, the AECO natural gas price averaged $2.52/mcf, as compared to $3.77/mcf in the same period of 2011. In the first quarter of 2012, continued U.S. natural gas production growth and

Baytex Energy Corp.    First Quarter Report 2012    9

unseasonably warm winter weather over much of North America resulted in historically high natural gas storage levels and lower natural gas prices.

	Three Months Ended March 31

	2012		2011		Change

Benchmark Averages
WTI oil (US$/bbl)(1)	$102.93		$94.10		9%
WCS heavy oil (US$/bbl)(2)	$81.51		$71.24		14%
Heavy oil differential(3)	(21%	)	(24%	)	–
USD/CAD average exchange rate	0.9998		1.0142		(1%	)
Edmonton par oil ($/bbl)	$92.81		$88.45		5%
AECO natural gas ($/mcf)(4)	$2.52		$3.77		(33%	)
Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$81.99		$75.68		8%
Heavy oil ($/bbl)(5)	$64.44		$57.83		11%
Physical forward sales contracts gain ($/bbl)	1.45		2.06

Heavy oil, net ($/bbl)	$65.89		$59.89		10%

Total oil and NGL, net ($/bbl)	$68.54		$62.57		10%

Natural gas ($/mcf)(6)	$2.46		$3.92		(37%	)
Physical forward sales contracts gain ($/mcf)	–		0.27

Natural gas, net ($/mcf)	$2.46		$4.19		(41%	)
Summary
Weighted average ($/boe)(6)	$59.77		$53.90		11%
Physical forward sales contracts gain ($/boe)	1.21		1.96

Weighted average, net ($/boe)	$60.98		$55.86		9%

(1)
WTI refers to the arithmetic average based on NYMEX prompt month WTI.
(2)
WCS refers to the average posting price for the benchmark WCS heavy oil.
(3)
Heavy oil differential refers to the WCS discount to WTI.
(4)
AECO refers to the AECO arithmetic average monthly index price published by the Canadian Gas Price Reporter.
(5)
Baytex's realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

During the first quarter of 2012, Baytex's average sales price for light oil and NGL was $81.99 bbl, up 8% from $75.68/bbl in the first quarter of 2011. Baytex's realized heavy oil price during the first quarter of 2012, prior to physical forward sales contracts, was $64.44/bbl, or 79% of WCS. This compares to a realized heavy oil price in the first quarter of 2011, prior to physical forward sales contracts, of $57.83/bbl, or 82% of WCS. The differential to WCS largely reflects the cost of blending Baytex's heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex's realized heavy oil price during the first quarter of 2012 was $65.89/bbl, up 10% from $59.89/bbl in the first quarter of 2011. Baytex's realized natural gas price for the three months ended March 31, 2012 was $2.46/mcf with no applicable physical forward sales contracts (three months ended March 31, 2011 – $3.92/mcf prior to physical forward sales contracts and $4.19/mcf inclusive of physical forward sales contracts).

10    Baytex Energy Corp.    First Quarter Report 2012

Gross Revenues

	Three Months Ended March 31

($ thousands except for %)	2012	2011	Change

Oil revenue
Light oil and NGL	$56,443	$44,994	25%
Heavy oil	230,506	174,470	32%

Total oil revenue	286,949	219,464	31%
Natural gas revenue	10,075	19,236	(48%	)

Total oil and natural gas revenue	297,024	238,700	24%

Sales of heavy oil blending diluent	46,331	51,615	(10%	)

Total petroleum and natural gas sales	$343,355	$290,315	18%

Petroleum and natural gas sales increased 18% to $343.4 million for the three months ended March 31, 2012 from $290.3 million for the same period in 2011. During this period, the change primarily resulted from heavy oil revenues which increased by 32% due to a 10% increase in realized price and a 19% increase in sales volume compared to the three months ended March 31, 2011.

Royalties

	Three Months Ended March 31

($ thousands except for % and per boe)	2012	2011	Change

Royalties	$52,994	$48,802	9%
Royalty rates:
Light oil, NGL and natural gas	18.5%	18.9%	–
Heavy oil	17.7%	20.9%	–

Average royalty rates(1)	17.8%	20.3%	–
Royalty expenses per boe	$10.88	$11.42	(5%	)

(1)
Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Royalties include Crown, freehold, overriding royalties and mineral taxes. Total royalties for the first quarter of 2012 increased to $53.0 million from $48.8 million in the first quarter of 2011. Total royalties for the first quarter of 2012 were 17.8% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 20.3% for the same period in 2011.

Royalty rates for light oil, NGL and natural gas decreased from 18.9% in the three months ended March 31, 2011 to 18.5% in the three months ended March 31, 2012 due to a 41% decrease in the realized natural gas price and from conventional oil royalty rate incentives on new wells. Royalty rates for heavy oil decreased from 20.9% in the three months ended March 31, 2011 to 17.7% due to royalty incentives on new wells at Seal and Kerrobert. In Seal, the royalty framework levies a flat 5% royalty rate on horizontal wells for the first 50,000 to 100,000 barrels of production, depending on well depth. In Kerrobert, our Steam Assisted Gravity Drainage projects also merit favourable royalty rate incentives for Baytex.

Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction to royalties.

Baytex Energy Corp.    First Quarter Report 2012    11

Financial Derivatives

	Three Months Ended March 31

($ thousands)	2012	2011	Change

Realized gain (loss) on financial derivatives(1)
Crude oil	$(8,553)	$(4,433)	$(4,120)
Natural gas	1,225	(10)	1,235
Foreign currency	1,881	6,102	(4,221)
Interest rate	(1,693)	(72)	(1,621)

Total	$(7,140)	$1,587	$(8,727)

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$(8,918)	$(48,791)	$39,873
Natural gas	368	408	(40)
Foreign currency	3,312	1,380	1,932
Interest rate	1,036	533	503

Total	$(4,202)	$(46,470)	$42,268

Total gain (loss) on financial derivatives
Crude oil	$(17,471)	$(53,224)	$35,753
Natural gas	1,593	398	1,195
Foreign currency	5,193	7,482	(2,289)
Interest rate	(657)	461	(1,118)

Total	$(11,342)	$(44,883)	$33,541

(1)
Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.
(2)
Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The total loss on financial derivatives for the three months ended March 31, 2012 was $11.3 million, as compared to a loss of $44.9 million for the same period in 2011. This includes a realized loss of $7.1 million and an unrealized mark-to-market loss of $4.2 million for the first quarter of 2012, as compared to $1.6 million in realized gains and $46.5 million in unrealized losses for the first quarter of 2011. The realized loss of $7.1 million for the three months ended March 31, 2012 relates to the settlement at maturity of losses incurred on derivative contracts due to higher oil prices and lower floating interest rates, partially offset by gains on natural gas and foreign currency contracts. The unrealized mark-to-market loss of $4.2 million for the three months ended March 31, 2012 relates to higher oil prices at March 31, 2012, as compared to December 31, 2011, partially offset by a strengthening Canadian dollar against the U.S. dollar.

A summary of the risk management contracts in place as at March 31, 2012 and the accounting treatment of the Company's financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months ended March 31, 2012.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended March 31, 2012 decreased to $2.5 million, as compared to $3.5 million for the same period of 2011, due to a decrease in the expiration of undeveloped land leases during 2012.

12    Baytex Energy Corp.    First Quarter Report 2012

Production and Operating Expenses

	Three Months Ended March 31

($ thousands except for % and per boe)	2012	2011	Change

Production and operating expenses	$58,287	$47,476	23%
Production and operating expenses per boe	$11.97	$11.11	8%

Production and operating expenses for the three months ended March 31, 2012 increased to $58.3 million from $47.5 million due to increased production volumes attributable to the development of existing assets in Canada and the U.S. and the Reno and Brewster acquisitions. Production and operating expenses were $11.97 per boe for the three months ended March 31, 2012, as compared to $11.11 per boe for the same period in 2011. For the three months ended March 31, 2012, production and operating expenses were $14.28 per boe of light oil, NGL and natural gas and $11.06 per barrel of heavy oil, as compared to $11.28 per boe and $11.03 per barrel, respectively, for the same period in 2011. Total production and operating expenses increased by 8% and light oil and natural gas production and operating expenses increased by 27% for the three months ended March 31, 2012 as compared to the same period of 2011 due to higher than normal workover expenses, Stoddart compressor turnaround costs, and increases in labour rates.

Transportation and Blending Expenses

	Three Months Ended March 31

($ thousands except for % and per boe)	2012	2011	Change

Blending expenses	$46,331	$51,615	(10%	)
Transportation expenses	15,406	12,545	23%

Total transportation and blending expenses	$61,737	$64,160	(4%	)

Transportation expenses per boe(1)	$3.16	$2.94	7%

(1)
Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the first quarter of 2012 were $61.7 million, as compared to $64.2 million for the first quarter of 2011.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. In most cases, Baytex purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the first quarter of 2012, blending expenses were $46.3 million for the purchase of 4,620 bbl/d of condensate at $110.19 per barrel, as compared to $51.6 million for the purchase of 5,870 bbl/d at $97.71 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses were $3.16 per boe for the three months ended March 31, 2012, as compared to $2.94 per boe for the same period of 2011. Transportation expenses were $0.70 per boe of light oil, NGL and natural gas and $4.13 per barrel of heavy oil in the first quarter of 2012, as compared to $0.73 and $3.97 per barrel, respectively, for the same period in 2011. The increase in transportation expenses per barrel of heavy oil is primarily driven by a larger portion of our heavy oil production coming from our Seal and Reno areas which utilizes long-haul trucking to ship a portion of production volumes.

Baytex Energy Corp.    First Quarter Report 2012    13

Operating Netback

	Three Months Ended March 31

($ per boe except for % and volume)	2012	2011	Change

Sales volume (boe/d)	53,524	47,478	13%
Operating netback(1):
Sales price(2)	$60.98	$55.86	9%
Less:
Royalties	10.88	11.42	(5%	)
Operating expenses	11.97	11.11	8%
Transportation expenses	3.16	2.94	7%

Operating netback before financial derivatives	$34.97	$30.39	15%

Financial derivatives gain (loss)(3)	(1.47)	0.37	(497%	)

Operating netback after financial derivatives gain (loss)	$33.50	$30.76	9%

(1)
Operating netback table includes revenues and costs associated with sulphur production.
(2)
Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3)
Financial derivatives reflect realized gains (losses) only.

General and Administrative Expenses

	Three Months Ended March 31

($ thousands except for % and per boe)	2012	2011	Change

General and administrative expenses	$11,188	$11,130	1%
General and administrative expenses per boe	$2.30	$2.60	(12%	)

General and administrative expenses for the first quarter of 2012 at $11.2 million were comparable to the $11.1 million for the same period in 2011. On a per boe basis, general and administrative expenses decreased by 12% from $2.60 in the first quarter of 2011 to $2.30 in the first quarter of 2012 due to increase in production.

Share-based Compensation Expense

On January 1, 2011, the Company adopted a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, no further grants were made under the Common Share Rights Incentive Plan (the "Share Rights Plan").

Compensation expense related to the Share Rights Plan decreased to $0.4 million in the first quarter of 2012 (three months ended March 31, 2011 – $5.3 million) while compensation expense related to the Share Award Incentive Plan increased to $6.5 million for the three months ended March 31, 2012 (three months ended March 31, 2011 – $2.7 million). The overall decrease in compensation expense of $1.1 million is mainly resulting from increased forfeitures during the three months ended March 31, 2012 compared to the same period of 2011.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan is recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or release of share awards is recorded as an increase in shareholders' capital with a corresponding reduction in contributed surplus.

14    Baytex Energy Corp.    First Quarter Report 2012

Financing Costs

	Three Months Ended March 31

($ thousands except for %)	2012	2011	Change

Bank loan and other	$2,540	$3,721	(32%	)
Long-term debt	6,112	4,696	30%
Accretion on asset retirement obligations	1,627	1,484	10%
Debt financing costs	20	661	(97%	)

Financing costs	$10,299	$10,562	(2%	)

Financing costs for the three months ended March 31, 2012 decreased to $10.3 million, as compared to $10.6 million in the first quarter of 2011. The decrease was primarily attributable to lower average borrowing on bank loans coupled with lower interest rates, offset by interest on the US$150.0 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011.

Foreign Exchange

	Three Months Ended March 31

($ thousands except for % and exchange rates)	2012	2011	Change

Unrealized foreign exchange gain	$(5,993)	$(4,856)	23%
Realized foreign exchange loss	1,125	926	21%

Total gain	$(4,868)	$(3,930)	24%

USD/CAD exchange rates:
At beginning of period	0.9833	1.0054
At end of period	1.0009	1.0290

The foreign exchange gain for the three months ended March 31, 2012 was $4.9 million and comprised of an unrealized foreign exchange gain of $6.0 million and a realized foreign exchange loss of $1.1 million. The foreign exchange gain for the three months ended March 31, 2011 was $3.9 million and comprised of an unrealized foreign exchange gain of $4.9 million and a realized foreign exchange loss of $0.9 million. The first quarter of 2012 unrealized gain of $6.0 million, as compared to a gain of $4.9 million for the first quarter of 2011, was due to the translation of the US$180.0 million portion of the bank loan and US$150.0 million Series B senior unsecured debentures as the USD/CAD foreign exchange rates strengthened at March 31, 2012 (as compared to December 31, 2011) and strengthened at March 31, 2011 (as compared to December 31, 2010). The current quarter realized losses were due to day-to-day U.S. dollar denominated transactions.

Depletion and Depreciation

Depletion and depreciation for the three months ended March 31, 2012 increased to $72.3 million from $56.6 million for the same period in 2011. On a sales-unit basis, the provision for the current quarter was $14.85 per boe, as compared to $13.26 per boe for the same quarter in 2011 due to the increase in future development costs resulting in a higher depletable base.

Income Taxes

For the three months ended March 31, 2012, deferred income tax expense totaled $17.8 million, as compared to an expense of $1.8 million for the three months ended March 31, 2011. The Company's earnings are sheltered from current income taxes by applying tax pools. Earnings were higher for the three months ended March 31, 2012 compared to the same period in 2011 and the increase in deferred income tax expense reflects the cost of drawing down tax pools to shelter that increased income.

Baytex Energy Corp.    First Quarter Report 2012    15

As at March 31, 2012, net deferred income tax liability was $101.1 million (December 31, 2011 – $83.1 million). The increase relates to the deferred tax expense associated with earnings over the period.

Net Income

Net income for the three months ended March 31, 2012 was $43.0 million, as compared to $1.0 million for the same period in 2011. The increase in net income was primarily the result of a decrease in unrealized loss on financial derivative contracts and an increase in production volume coupled with a higher operating netback for the current period. This was partially offset by an increase in financial derivative loss and higher depletion and depreciation.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $8.9 million balance of accumulated other comprehensive loss at March 31, 2012 is the sum of a $3.5 million foreign currency translation loss incurred as at December 31, 2011 and a $5.4 million foreign currency translation loss related to the three months ended March 31, 2012, due to the strengthening USD/CAD foreign exchange rates at March 31, 2012 compared to December 31, 2011.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan ("DRIP")) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Year Ended

($ thousands except for %)	March 31, 2012	December 31, 2011	March 31, 2011	December 31, 2011

Cash flow from operating activities	$151,361	$157,083	$119,899	$571,860
Change in non-cash working capital	(1,881)	9,336	(2,392)	10,889
Asset retirement expenditures	771	5,646	919	10,588
Financing costs	(10,299)	(10,873)	(10,562)	(44,611)
Accretion on asset retirement obligations	1,627	1,627	1,484	6,185
Accretion on debentures and long-term debt	157	154	122	572

Funds from operations	$141,736	$162,973	$109,470	$555,483

Cash dividends declared	$78,365	$72,912	$68,794	$281,047
Reinvested dividends	22,806	21,987	16,792	75,087

Cash dividends declared (net of DRIP)	$55,559	$50,925	$52,002	$205,960

Payout ratio	55%	45%	63%	51%
Payout ratio (net of DRIP)	39%	31%	48%	37%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production

16    Baytex Energy Corp.    First Quarter Report 2012

declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $55.6 million for the first quarter of 2012 were funded through funds from operations of $141.7 million.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	March 31, 2012	December 31, 2011

Bank loan	$326,889	$311,960
Long-term debt(1)	299,865	302,550
Working capital deficiency	63,988	36,071

Total monetary debt	$690,742	$650,581

(1)
Principal amount of instruments.

At March 31, 2012, total monetary debt was $690.7 million, as compared to $650.6 million at December 31, 2011. Bank borrowings at March 31, 2012 were $326.9 million, as compared to total credit facilities of $700.0 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40 million extendible operating loan facility with a chartered bank and a $660 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility for a three-year term (to June 14, 2014), which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). The Credit Facilities contain standard commercial covenants for facilities of this nature. Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011).

The weighted average interest rate on the bank loan for three months ended March 31, 2012 was 3.59% (3.69% for year ended December 31, 2011 and 3.84% for the three months ended March 31, 2011).

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy's credit facilities. These debentures are unsecured and are subordinate to Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under the Series A or Series B senior unsecured debentures and Baytex Energy's credit facilities.

Baytex Energy Corp.    First Quarter Report 2012    17

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Subsequent to the end of the first quarter, we entered into an agreement to sell the non-operated portion of our North Dakota assets for gross proceeds of US$311 million. The proceeds from this disposition may be used to reduce net debt or redeployed into other oil and gas assets.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended March 31

($ thousands)	2012	2011

Land	$2,592	$2,225
Seismic	848	123
Drilling and completion	95,335	63,195
Equipment	37,055	21,431
Other	88	40

Total exploration and development	$135,918	$87,014

Acquisitions – Corporate	–	117,346
Acquisitions – Properties	2,336	37,518
Proceeds from divestitures	(3,568)	–

Total acquisitions and divestitures	$(1,232)	$154,864

Total oil and natural gas expenditures	$134,686	$241,878

Other plant and equipment, net	5,044	(275)

Total capital expenditures	$139,730	$241,603

Shareholders' Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at May 8, 2012, the Company had 119,087,393 common shares and no preferred shares issued and outstanding.

18    Baytex Energy Corp.    First Quarter Report 2012

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company's funds from operations on an ongoing manner. A significant portion of these obligations will be funded with funds from operations. These obligations as of March 31, 2012, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$221,799	$221,799	$–	$–	$–
Dividends payable to shareholders	26,159	26,159	–	–	–
Bank loan(1)	326,889	–	326,889	–	–
Long-term debt(2)	299,865	–	–	150,000	149,865
Operating leases	48,656	5,734	11,962	12,186	18,774
Processing agreements	69,457	2,474	11,231	11,105	44,647
Transportation agreements	67,252	1,651	7,303	16,871	41,427

Total	$1,060,077	$257,817	$357,385	$190,162	$254,713

(1)
The bank loan is a three-year covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2014 with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at March 31, 2012 and the accounting treatment of the Company's financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months ended March 31, 2012.

QUARTERLY FINANCIAL INFORMATION

	2012	2011				2010

($ thousands, except per common share or trust unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Gross revenues	343,355	367,813	313,787	336,899	290,315	263,497	238,276	241,581
Net income	42,958	57,780	51,839	106,863	950	21,356	23,319	157,440
Per common share or trust unit – basic	0.36	0.49	0.45	0.92	0.01	0.19	0.21	1.42
Per common share or trust unit – diluted	0.36	0.48	0.44	0.90	0.01	0.18	0.20	1.38

Baytex Energy Corp.    First Quarter Report 2012    19

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; our ability to utilize our tax pools to reduce or potentially eliminate our taxable income for the initial period post-conversion; the timing of payment of Canadian income taxes; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and natural gas operations; changes in royalty rates and incentive programs relating to the oil and natural gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals on the planned timelines and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

20    Baytex Energy Corp.    First Quarter Report 2012

Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

As at (thousands of Canadian dollars) (unaudited)	March 31, 2012	December 31, 2011

ASSETS
Current assets
Cash	$2,812	$7,847
Trade and other receivables	180,589	206,951
Crude oil inventory	569	898
Financial derivatives (note 15)	9,201	10,879

	193,171	226,575
Non-current assets
Deferred income tax asset (note 11)	8,469	10,133
Financial derivatives (note 15)	256	180
Exploration and evaluation assets (note 3)	127,467	129,774
Oil and gas properties (note 4)	2,093,990	2,032,160
Other plant and equipment	29,567	25,233
Goodwill	37,755	37,755

	$2,490,675	$2,461,810

LIABILITIES
Current liabilities
Trade and other payables	$221,799	$225,831
Dividends payable to shareholders	26,159	25,936
Financial derivatives (note 15)	32,440	25,205

	280,398	276,972
Non-current liabilities
Bank loan (note 5)	326,889	311,960
Long-term debt (note 6)	295,241	297,731
Asset retirement obligations (note 7)	264,189	260,411
Deferred income tax liability (note 11)	109,527	93,217
Financial derivatives (note 15)	10,018	14,785

	1,286,262	1,255,076

SHAREHOLDERS' EQUITY
Shareholders' capital (note 8)	1,730,666	1,680,184
Contributed surplus	73,706	85,716
Accumulated other comprehensive loss	(8,932)	(3,546)
Deficit	(591,027)	(555,620)

	1,204,413	1,206,734

	$2,490,675	$2,461,810

Subsequent event (note 16)

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.    First Quarter Report 2012    21

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended March 31

(thousands of Canadian dollars, except per common share amounts) (unaudited)	2012	2011

Revenues, net of royalties (note 12)	$290,361	$241,513
Expenses
Exploration and evaluation	2,463	3,466
Production and operating	58,287	47,476
Transportation and blending	61,737	64,160
General and administrative	11,188	11,130
Share-based compensation (note 9)	6,856	7,982
Financing costs (note 13)	10,299	10,562
Loss on financial derivatives (note 15)	11,342	44,883
Foreign exchange gain (note 14)	(4,868)	(3,930)
Depletion and depreciation	72,311	56,644

	229,615	242,373

Net income (loss) before income taxes	60,746	(860)
Deferred income tax expense (recovery) (note 11)	17,788	(1,810)

Net income attributable to shareholders	$42,958	$950

Other comprehensive income (loss)
Foreign currency translation adjustment	(5,386)	(4,998)

Comprehensive income (loss)	$37,572	$(4,048)

Net income per common share (note 10)
Basic	$0.36	$0.01
Diluted	$0.36	$0.01
Weighted average common shares (note 10)
Basic	118,563	114,409
Diluted	120,282	117,661

See accompanying notes to the condensed consolidated financial statements.

22    Baytex Energy Corp.    First Quarter Report 2012

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
IN EQUITY

(thousands of Canadian dollars) (unaudited)	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity

Balance at December 31, 2010	$1,484,335	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	–	–	–	(68,791)	(68,791)
Exercise of share rights	53,336	(33,705)	–	–	19,631
Share-based compensation	–	7,982	–	–	7,982
Issued pursuant to dividend reinvestment plan	16,442	–	–	–	16,442
Comprehensive income (loss) for the period	–	–	(4,998)	950	(4,048)

Balance at March 31, 2011	$1,554,113	$103,406	$(15,321)	$(559,846)	$1,082,352

Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	–	–	–	(78,365)	(78,365)
Exercise of share rights	21,246	(12,421)	–	–	8,825
Vesting of share awards	6,445	(6,445)	–	–	–
Share-based compensation	–	6,856	–	–	6,856
Issued pursuant to dividend reinvestment plan	22,791	–	–	–	22,791
Comprehensive income (loss) for the period	–	–	(5,386)	42,958	37,572

Balance at March 31, 2012	$1,730,666	$73,706	$(8,932)	$(591,027)	$1,204,413

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.    First Quarter Report 2012    23

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31

(thousands of Canadian dollars) (unaudited)	2012	2011

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$42,958	$950
Adjustments for:
Share-based compensation (note 9)	6,856	7,982
Unrealized foreign exchange gain (note 14)	(5,993)	(4,856)
Exploration and evaluation	1,830	2,484
Depletion and depreciation	72,311	56,644
Unrealized loss on financial derivatives (note 15)	4,202	46,470
Deferred income tax expense (recovery) (note 11)	17,788	(1,810)
Financing costs (note 13)	10,299	10,562
Change in non-cash working capital (note 14)	1,881	2,392
Asset retirement obligations (note 7)	(771)	(919)

	151,361	119,899

Financing activities
Payments of dividends	(55,351)	(52,057)
Increase (decrease) in bank loan	18,142	(1,077)
Proceeds from issuance of long-term debt (note 6)	–	145,810
Issuance of common shares (note 8)	8,825	19,631
Interest paid	(14,552)	(10,520)

	(42,936)	101,787

Investing activities
Additions to exploration and evaluation assets (note 3)	(3,731)	(5,456)
Additions to oil and gas properties	(132,187)	(81,558)
Property acquisitions	(2,336)	(37,518)
Corporate acquisitions	–	(117,346)
Proceeds from divestitures	3,568	–
Additions to other plant and equipment, net of disposals	(5,044)	275
Change in non-cash working capital (note 14)	26,118	23,830

	(113,612)	(217,773)
Impact of foreign currency translation on cash balances	152	59

Change in cash	(5,035)	3,972
Cash, beginning of period	7,847	–

Cash, end of period	$2,812	$3,972

See accompanying notes to the condensed consolidated financial statements.

24    Baytex Energy Corp.    First Quarter Report 2012

NOTES TO THE CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
 As at March 31, 2012, December 31, 2011 and for the three months ended March 31, 2012 and 2011
 (all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the "Company" or "Baytex") is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company's head and principal office is located at 2800, 520 - 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PRESENTATION

The condensed interim unaudited consolidated financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2011. The Company's accounting policies are unchanged compared to December 31, 2011 and the use of estimates and judgments is also consistent with the December 31, 2011 financial statements.

The consolidated financial statements were approved and authorized by the Board of Directors on May 9, 2012.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.     EXPLORATION AND EVALUATION ASSETS

Cost

As at December 31, 2010	$113,082
Capital expenditures	9,104
Corporate acquisition	14,944
Property acquisition	18,013
Exploration and evaluation expense	(10,130)
Transfer to oil and gas properties	(14,398)
Divestitures	(2,058)
Foreign currency translation	1,217

As at December 31, 2011	$129,774

Capital expenditures	3,731
Property acquisition	327
Exploration and evaluation expense	(1,830)
Transfer to oil and gas properties	(3,500)
Divestitures	(102)
Foreign currency translation	(933)

As at March 31, 2012	$127,467

Baytex Energy Corp.    First Quarter Report 2012    25

4.     OIL AND GAS PROPERTIES

Cost

As at December 31, 2010	$1,819,351
Capital expenditures	364,578
Corporate acquisition	131,635
Property acquisitions	61,137
Transferred from exploration and evaluation assets	14,398
Change in asset retirement obligations	84,879
Divestitures	(10,233)
Foreign currency translation	5,674

As at December 31, 2011	$2,471,419

Capital expenditures	132,187
Property acquisitions	2,009
Transferred from exploration and evaluation assets	3,500
Change in asset retirement obligations	2,964
Divestitures	(3,466)
Foreign currency translation	(4,025)

As at March 31, 2012	$2,604,588

Accumulated depletion

As at December 31, 2010	$194,722
Depletion for the period	244,893
Divestitures	(667)
Foreign currency translation	311

As at December 31, 2011	$439,259

Depletion for the period	71,596
Divestitures	–
Foreign currency translation	(257)

As at March 31, 2012	$510,598

Carrying value

As at December 31, 2011	$2,032,160

As at March 31, 2012	$2,093,990

5.     BANK LOAN

As at	March 31, 2012	December 31, 2011

Bank loan	$326,889	$311,960

Baytex Energy Ltd. ("Baytex Energy"), a wholly-owned subsidiary of Baytex, has established a $40.0 million extendible operating loan facility with a chartered bank and a $660.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility for a three-year term (to June 14, 2014), which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities

26    Baytex Energy Corp.    First Quarter Report 2012

are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex's ability to pay dividends to its shareholders may be restricted.

Financing costs for the three months ended March 31, 2012 include facility amendment fees of $nil ($0.1 million for the three months ended March 31, 2011). The weighted average interest rate on the bank loan for three months ended March 31, 2012 was 3.59% (3.84% for the three months ended March 31, 2011).

6.     LONG-TERM DEBT

As at	March 31, 2012	December 31, 2011

9.15% senior unsecured debentures (Cdn$150,000 – principal)	$147,443	$147,328
6.75% senior unsecured debentures (US$150,000 – principal)	147,798	150,403

	$295,241	$297,731

Accretion expense on debentures of $0.2 million has been recorded for the three months ended March 31, 2012 (three months ended March 31, 2011 – $0.1 million).

7.     ASSET RETIREMENT OBLIGATIONS

	March 31, 2012	December 31, 2011

Balance, beginning of period	$260,411	$169,611
Liabilities incurred	2,633	5,834
Liabilities settled	(771)	(10,588)
Liabilities acquired	–	5,003
Liabilities divested	(479)	(556)
Accretion	1,627	6,185
Change in estimate(1)	810	84,879
Foreign currency translation	(42)	43

Balance, end of period	$264,189	$260,411

(1)
Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company's asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at March 31, 2012 is $318.6 million (December 31, 2011 – $315.9 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 2.5% at March 31, 2012 (December 31, 2011 – 2.5%) is $264.2 million (December 31, 2011 – $260.4 million).

8.     SHAREHOLDERS' CAPITAL

Shareholders' Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and

Baytex Energy Corp.    First Quarter Report 2012    27

terms of the preferred shares upon issuance. As at March 31, 2012, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000's)	Amount

Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	2,665	45,048
Transfer from contributed surplus on exercise of share rights	–	77,258
Issued pursuant to dividend reinvestment plan	1,516	73,543

Balance, December 31, 2011	117,893	$1,680,184

Issued on exercise of share rights	462	8,825
Transfer from contributed surplus on exercise of share rights	–	12,421
Transfer from contributed surplus on vesting of share awards	133	6,445
Issued pursuant to dividend reinvestment plan	417	22,791

Balance, March 31, 2012	118,905	$1,730,666

Monthly dividends of $0.22 per common share were declared by the Company during the three months ended March 31, 2012 for total dividends declared of $78.4 million.

Subsequent to March 31, 2012, the Company announced that monthly dividends in respect of April 2012 operations of $0.22 per common share totaling $26.2 million will be payable on May 15, 2012 to shareholders of record at April 30, 2012.

9.     EQUITY BASED PLANS

Share Rights Plan

As a result of the conversion of the legal structure of Baytex Energy Trust (the "Trust") from an income trust to a corporation at year-end 2010, all outstanding rights to acquire trust units of the Trust ("unit rights") were exchanged for equivalent rights to acquire common shares of Baytex ("share rights"), which are governed by the terms of the Common Share Rights Incentive Plan (the "Share Rights Plan"). As a result of the adoption of the Share Award Incentive Plan (as described below) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, cancelled, or expired.

Baytex recorded compensation expense of $0.4 million for the three months ended March 31, 2012 (three months ended March 31, 2011 – $5.3 million) related to the share rights under the Share Rights Plan.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000's)	Weighted average exercise price

Balance, December 31, 2010(1)	5,761	$17.02
Exercised	(2,665)	16.92
Forfeited(1)	(125)	23.05

Balance, December 31, 2011(1)	2,971	$16.98

Exercised	(462)	18.87
Forfeited(1)	(50)	20.43

Balance, March 31, 2012(1)	2,459	$17.02

(1)
Weighted average exercise price reflects the grant price less the reduction in exercise price.

28    Baytex Energy Corp.    First Quarter Report 2012

The following table summarizes information about the share rights outstanding at March 31, 2012:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date

PRICE RANGE	Number Outstanding at March 31, 2012 (000's)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at March 31, 2012 (000's)	Weighted Average Exercise Price	Number Outstanding at March 31, 2012 (000's)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at March 31, 2012 (000's)	Weighted Average Exercise Price

$6.00 to $13.00	5	$12.46	2.0	5	$12.46	1,030	$10.30	1.2	1,024	$10.29
$13.01 to $20.00	1,279	18.34	1.3	1,273	18.34	417	17.36	1.7	359	17.53
$20.01 to $27.00	190	23.45	2.4	97	23.26	819	22.45	2.7	479	22.43
$27.01 to $34.00	950	27.99	2.7	577	27.88	178	28.64	2.8	92	27.86
$34.01 to $41.00	32	36.08	3.4	5	36.00	13	35.00	3.3	3	35.14
$41.01 to $47.72	3	45.02	3.7	1	45.19	2	42.81	3.7	1	43.28

$6.00 to $47.72	2,459	$22.71	1.9	1,958	$21.43	2,459	$17.02	1.9	1,958	$15.46

Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares.

The Company recorded compensation expense of $6.5 million for the three months ended March 31, 2012 related to the share awards (three months ended March 31, 2011 – $2.7 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $56.43 per restricted award and performance award granted during the three months ended March 31, 2012 (three months ended March 31, 2011 – $48.32 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000's)	Number of performance awards (000's)	Number of share awards (000's)

Balance, December 31, 2010	–	–	–
Granted	389	243	632
Forfeited	(24)	(14)	(38)

Balance, December 31, 2011	365	229	594

Granted	177	147	324
Vested and converted to common shares	(58)	(37)	(95)
Forfeited	(17)	(15)	(32)

Balance, March 31, 2012	467	324	791

10.  NET INCOME PER SHARE

Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share rights were exercised and share awards were converted. The treasury stock method is used to determine the dilutive effect of share rights and share awards whereby any proceeds from the exercise of share rights and the conversion of share awards or other dilutive instruments and the amount of

Baytex Energy Corp.    First Quarter Report 2012    29

compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011

	Net income	Common Shares (000's)	Net income per share	Net income	Common Shares (000's)	Net income per share

Net income – basic	$42,958	118,563	$0.36	$950	114,409	$0.01
Dilutive effect of share rights	–	1,514		–	3,182
Dilutive effect of share awards	–	205		–	70

Net income – diluted	$42,958	120,282	$0.36	$950	117,661	$0.01

For the three months ended March 31, 2012, nil share rights (three months ended March 31, 2011 – nil share rights) were excluded in calculating the weighted average number of diluted common shares outstanding as they were anti-dilutive.

11.  INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:

	Three months ended March 31

	2012	2011

Net income (loss) before income taxes	$60,746	$(860)
Expected income taxes at the statutory rate of 25.45% (2011 – 26.98%)(1)	15,460	(232)
Increase (decrease) in income taxes resulting from:
Non-taxable portion of foreign exchange loss (gain)	(752)	(655)
Non-deductible (taxable) items	–	33
Share-based compensation	1,745	2,153
Effect of change in income tax rates	170	(2,686)
Effect of rate adjustments for foreign jurisdictions	(992)	–
Effect of change in opening tax pool balances	–	(356)
Other	2,157	(67)

Deferred income tax expense (recovery)	$17,788	$(1,810)

(1)
The change in statutory rate is related to a legislated reduction in the Canadian Federal corporate income tax rate and changes in the provincial apportionment of income.

12.  REVENUES

	Three Months Ended March 31

	2012	2011

Petroleum and natural gas revenues	$341,155	$289,793
Royalty charges	(52,994)	(48,802)
Royalty income	2,200	522

Revenues, net of royalties	$290,361	$241,513

30    Baytex Energy Corp.    First Quarter Report 2012

13.  FINANCING COSTS

Baytex incurred financing costs on its outstanding liabilities as follows:

	Three Months Ended March 31

	2012	2011

Bank loan and other	$2,540	$3,721
Long-term debt	6,112	4,696
Accretion on asset retirement obligations	1,627	1,484
Debt financing costs	20	661

Financing costs	$10,299	$10,562

14.  SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Three Months Ended March 31

	2012	2011

Trade and other receivables	$26,362	$(27,467)
Crude oil inventory	329	1,802
Trade and other payables	2,016	51,618
Foreign exchange	(708)	269

	$27,999	$26,222

Changes in non-cash working capital related to:
Operating activities	$1,881	$2,392
Investing activities	26,118	23,830

	$27,999	$26,222

Foreign Exchange

	Three Months Ended March 31

	2012	2011

Unrealized foreign exchange gain	$(5,993)	$(4,856)
Realized foreign exchange loss	1,125	926

Foreign exchange gain	$(4,868)	$(3,930)

15.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, bank loan, financial derivatives and long-term debt.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the trading value of the debentures.

Baytex Energy Corp.    First Quarter Report 2012    31

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

  •
  Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

  •
  Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

  •
  Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	March 31, 2012		December 31, 2011

As at	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy

Financial Assets
FVTPL(1)
Cash	$2,812	$2,812	$7,847	$7,847	Level 1
Derivatives	9,457	9,457	11,059	11,059	Level 2

Total FVTPL(1)	$12,269	$12,269	$18,906	$18,906

Loans and receivables
Trade and other receivables	$180,589	$180,589	$206,951	$206,951	–

Total loans and receivables	$180,589	$180,589	$206,951	$206,951

Financial Liabilities
FVTPL(1)
Derivatives	$(42,458)	$(42,458)	$(39,990)	$(39,990)	Level 2

Total FVTPL(1)	$(42,458)	$(42,458)	$(39,990)	$(39,990)

Other financial liabilities
Trade and other payables	$(221,799)	$(221,799)	$(225,831)	$(225,831)	–
Dividends payable to shareholders	(26,159)	(26,159)	(25,936)	(25,936)	–
Bank loan	(326,889)	(326,889)	(311,960)	(311,960)	–
Long-term debt	(295,241)	(314,250)	(297,731)	(314,201)	–

Total other financial liabilities	$(870,088)	$(889,097)	$(861,458)	$(877,928)

(1)
FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in the period.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

32    Baytex Energy Corp.    First Quarter Report 2012

Foreign currency risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debentures, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company's net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada – U.S. exchange rate.

At March 31, 2012, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference

Monthly forward spot sale	June 2010 to June 2012	US$1.00 million	1.0250	(1)
Monthly forward spot sale	January 2011 to June 2012	US$3.00 million	1.0622	(1)
Monthly forward spot sale	January 2011 to August 2012	US$1.00 million	1.0565	(1)
Monthly forward spot sale	January 2011 to September 2012	US$1.50 million	1.0553	(1)
Monthly forward spot sale	November 2011 to October 2013	US$1.00 million	1.0433	(1)
Monthly average rate forward	Calendar 2012	US$1.25 million	1.0209	(2)
Monthly spot collar	Calendar 2012	US$0.75 million	0.9524 - 1.0503	(1)
Monthly spot collar	Calendar 2012	US$0.25 million	1.0200 - 1.0700	(1)
Monthly average collar	Calendar 2012	US$0.25 million	0.9700 - 1.0310	(1)
Monthly average collar	Calendar 2012	US$0.50 million	0.9750 - 1.0305	(1)
Monthly average collar	Calendar 2012	US$0.50 million	0.9900 - 1.0805	(2)
Monthly average collar	Calendar 2012	US$0.75 million	1.0225 - 1.0425	(1)
Monthly average collar	Calendar 2012	US$0.25 million	1.0295 - 1.0545	(1)
Monthly forward spot sale	Calendar 2013	US$4.50 million	1.0007	(2)
Monthly average rate forward	Calendar 2013	US$0.25 million	1.0023	(1)
Monthly average collar	Calendar 2013	US$0.25 million	0.9700 - 1.0310	(1)
Monthly spot collar	Calendar 2012	US$1.00 million	0.9800 - 1.0722	(1)
Monthly spot collar	Calendar 2012	US$1.00 million	0.9900 - 1.0720	(1)
Monthly spot collar	Calendar 2012	US$0.50 million	0.9900 - 1.0785	(1)
Monthly average rate forward	January 2012 to June 2012	US$1.00 million	1.0500	(1)(3)
Monthly forward spot sale	April 2012 to June 2012	US$3.50 million	1.0228	(2)
Monthly forward spot sale	April 2012 to December 2012	US$3.00 million	0.9951	(1)
Monthly spot collar	June 2012 to December 2012	US$1.00 million	0.9800 - 1.0720	(1)
Monthly forward spot sale	July 2012 to December 2012	US$2.50 million	1.0173	(2)

(1)
Actual contract rate (CAD/USD).
(2)
Based on the weighted average contract rates (CAD/USD).
(3)
Counterparty has the option to extend the term of the contract for an additional six months.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at March 31, 2012 as well as the unrealized gain or loss on revaluation of outstanding U.S. dollar denominated debt. The sensitivity is based on a $0.01 increase and decrease in the CAD/USD foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	$0.01 Increase in CAD/USD Exchange rate	$0.01 Decrease in CAD/USD Exchange Rate

Loss (gain) on currency derivative contracts	$2,006	$(2,047)
Loss (gain) on other monetary assets/liabilities	2,903	(2,903)

Net income decrease (increase)	$4,909	$(4,950)

Baytex Energy Corp.    First Quarter Report 2012    33

The carrying amounts of the Company's U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities

	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

U.S. dollar denominated	US$125,985	US$107,138	US$413,321	US$402,979

Interest rate risk

The Company's interest rate risk arises from Baytex Energy's floating rate bank credit facilities. As at March 31, 2012, $326.9 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the three months ended March 31, 2012 by approximately $0.8 million. Baytex uses a combination of short-term and long-term debt to finance operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

As at March 31, 2012, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index

Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at March 31, 2012, an increase of 100 basis points would decrease the unrealized loss at March 31, 2012 by $3.9 million, while a decrease of 100 basis points would increase the unrealized loss at March 31, 2012 by $2.5 million.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at March 31, 2012, a 10% increase in oil prices would increase the unrealized loss at March 31, 2012 by $40.7 million, while a 10% decrease would decrease the unrealized loss at March 31, 2012 by $39.7 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at March 31, 2012, a 10% increase in natural gas prices would increase the unrealized loss at March 31, 2012 by $0.5 million, while a 10% decrease would decrease the unrealized loss at March 31, 2012 by $0.1 million.

34    Baytex Energy Corp.    First Quarter Report 2012

Financial Derivative Contracts

At March 31, 2012, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index

Fixed – Sell	January to June 2012	3,600 bbl/d	US$100.59	WTI
Fixed – Sell	January to June 2012(2)	500 bbl/d	US$108.00	WTI
Fixed – Sell	January to June 2012(2)	500 bbl/d	US$108.45	WTI
Time spread	January to December 2012	500 bbl/d	Dec 2014 plus US$3.25	WTI
Time spread	January to December 2012	500 bbl/d	Dec 2014 plus US$0.65	WTI
Price collar	March to December 2012	200 bbl/d	US$97.00 – US$117.60	WTI
Price collar	March to December 2012	300 bbl/d	US$97.00 – US$116.60	WTI
Fixed – Sell	April to June 2012	1,200 bbl/d	US$105.23	WTI
Fixed – Sell	April to June 2012(3)	500 bbl/d	US$107.70	WTI
Fixed – Sell	July to September 2012	300 bbl/d	US$107.38	WTI
Fixed – Sell	July to December 2012(2)	500 bbl/d	US$107.30	WTI
Fixed – Sell	July to December 2012(4)	500 bbl/d	US$108.80	WTI
Fixed – Sell	July to December 2012(4)	500 bbl/d	US$108.65	WTI
Fixed – Sell	July to December 2012(4)	500 bbl/d	US$107.80	WTI
Fixed – Sell	July to December 2012(4)	500 bbl/d	US$109.25	WTI
Fixed – Sell	Calendar 2012	7,950 bbl/d	US$93.96	WTI
Price collar	Calendar 2012	400 bbl/d	US$98.00 – US$104.52	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – US$104.90	WTI
Price collar	Calendar 2012	200 bbl/d	US$97.50 – US$104.25	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – US$105.92	WTI
Fixed – Buy	Calendar 2012	200 bbl/d	US$102.50	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

(1)
Based on the weighted average price/unit for the remainder of the contract.
(2)
Counterparty has the option to extend the term of the contract for an additional six months.
(3)
Counterparty has the option to extend the term of the contract for an additional six months on 250 bbl/d.
(4)
Counterparty has the option to increase the volume on the contract to 1,000 bbl/d.
Natural Gas	Period	Volume	Price/Unit(1)	Index

Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.328	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.390	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.370	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.450	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.430	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.410	AECO
Basis swap	Calendar 2012	1,500 mmBtu/d	NYMEX less US$0.490	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.515	AECO
Basis swap	Calendar 2012	2,000 mmBtu/d	NYMEX less US$0.520	AECO
Basis swap	Calendar 2012	2,500 mmBtu/d	NYMEX less US$0.530	AECO
Sold call	Calendar 2012	6,000 mmBtu/d	US$5.25	NYMEX
Fixed – Sell	Calendar 2012	7,000 mmBtu/d	US$5.07	NYMEX

(1)
Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended March 31

	2012	2011

Realized loss (gain) on financial derivatives	$7,140	$(1,587)
Unrealized loss on financial derivatives	4,202	46,470

Loss on financial derivatives	$11,342	$44,883

Baytex Energy Corp.    First Quarter Report 2012    35

Subsequent to March 31, 2012, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index

Fixed – Sell	May to December 2012	1,000 bbl/d	US$106.36	WTI

(1)
Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

At March 31, 2012, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)

WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI × 81.00%
WCS Blend	April to June 2012	1,500 bbl/d	WTI less US$13.42
WCS Blend	July to September 2012	500 bbl/d	WTI less US$15.00
WCS Blend	October to December 2012	500 bbl/d	WTI less US$18.00
WCS Blend	Calendar 2012	4,000 bbl/d	WTI less US$18.13
WCS Blend	January to June 2013	1,250 bbl/d	WTI × 80.00%
WCS Blend	January to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	July to December 2013	2,750 bbl/d	WTI × 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00

(1)
Based on the weighted average price/unit for the remainder of the contract.
Condensate (diluent)	Period	Volume	Price/Unit

Condensate	April 2012 to March 2013	640 bbl/d	WTI plus US$6.70

Subsequent to March 31, 2012, Baytex added the following physical purchase contract:

Heavy Oil	Period	Volume	Price/Unit(1)

WCS Blend	April to December 2012	2,600 bbl/d	WTI less US$18.00
WCS Blend	June 2012 to March 2013	2,600 bbl/d	WTI less US$18.00

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at March 31, 2012, Baytex had available unused bank credit facilities in the amount of $373.1 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$221,799	$221,799	$–	$–	$–
Dividends payable to shareholders	26,159	26,159	–	–	–
Bank loan(1)	326,889	–	326,889	–	–
Long-term debt(2)	299,865	–	–	150,000	149,865

	$874,712	$247,958	$326,889	$150,000	$149,865

(1)
The bank loan is a three-year covenant-based revolving loan that is extendible annually, for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2014 with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

36    Baytex Energy Corp.    First Quarter Report 2012

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers that all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company's financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts.

16.  SUBSEQUENT EVENTS

Subsequent to the end of the first quarter, Baytex Energy USA Ltd., a subsidiary of Baytex Energy, entered into an agreement to sell its non-operated interests in North Dakota for cash proceeds of US$311.0 million, subject to closing adjustments.

17.  CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS

On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"). The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

Baytex Energy Corp.    First Quarter Report 2012    37

The following tables present condensed interim unaudited consolidating financial information as at March 31, 2012, and December 31, 2011 and for the three months ended March 31, 2012 and 2011 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

As at March 31, 2012
Current assets	$5	$192,958	$208	$–	$193,171
Intercompany advances and investments	1,719,294	(491,902)	72,853	(1,300,245)	–
Non-current assets	2,435	2,295,069	–	–	2,297,504
Current liabilities	28,698	251,594	106	–	280,398
Bank loan and long-term debt	295,241	–	–	–	295,241
Asset retirement obligation and other non-current liabilities	$–	$383,734	$–	$–	$383,734

As at December 31, 2011
Current assets	$351	$225,850	$374	$–	$226,575
Intercompany advances and investments	1,753,047	(515,492)	72,787	(1,310,342)	–
Non-current assets	2,435	2,232,800	–	–	2,235,235
Current liabilities	34,502	242,303	167	–	276,972
Bank loan and long-term debt	297,731	311,960	–	–	609,691
Asset retirement obligation and other non-current liabilities	$–	$368,413	$–	$–	$368,413

For the three months ended March 31, 2012
Revenues, net of royalties	$5,833	$290,736	$3,906	$(10,114)	$290,361
Production, operation and exploration	–	60,750	–	–	60,750
Transportation and blending	–	61,737	–	–	61,737
General, administrative and share-based compensation	375	17,946	98	(375)	18,044
Financing, derivatives, foreign exchange and other gains/losses	3,378	23,131	3	(9,739)	16,773
Depletion and depreciation	–	72,311	–	–	72,311
Deferred income tax (recovery) expense	–	17,788	–	–	17,788

Net income (loss)	$2,080	$37,073	$3,805	$–	$42,958

38    Baytex Energy Corp.    First Quarter Report 2012

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

For the three months ended March 31, 2011
Revenues, net of royalties	$4,432	$241,888	$1,815	$(6,622)	$241,513
Production, operation and exploration	–	50,942	–	–	50,942
Transportation and blending	–	64,160	–	–	64,160
General, administrative and unit-based compensation	395	19,029	63	(375)	19,112
Financing, derivatives, foreign exchange and other gains/losses	4,696	53,104	(38)	(6,247)	51,515
Depletion and depreciation	–	56,644	–	–	56,644
Deferred income tax expense (recovery)	–	(1,810)	–	–	(1,810)

Net income (loss)	$(659)	$(181)	$1,790	$–	$950

For the three months ended March 31, 2012
Cash provided by (used in):
Operating activities	$72,244	$79,117	$–	$–	$151,361
Payment of dividends	(55,351)	–	–	–	(55,351)
Increase in bank loan	–	18,142	–	–	18,142
Increase (decrease) in intercompany loans	(13,860)	27,884	(14,024)	–	–
Increase in investments		(14,024)		14,024	–
Increase in equity	8,825	–	14,024	(14,024)	8,825
Interest paid	(11,858)	(2,694)	–	–	(14,552)

Financing activities	(72,244)	29,308	–	–	(42,936)
Additions to exploration and evaluation assets	–	(3,731)	–	–	(3,731)
Additions to oil and gas properties	–	(132,187)	–	–	(132,187)
Property acquisitions	–	(2,336)	–	–	(2,336)
Proceeds from divestitures	–	3,568	–	–	3,568
Additions to other plant and equipment, net of disposals	–	(5,044)	–	–	(5,044)
Acquisitions of financing entities	–	–	–	–	–
Change in non-cash working capital	–	26,118	–	–	26,118

Investing activities	–	(113,612)	–	–	(113,612)
Impact of foreign currency translation on cash balances	$–	$152	$–	$–	$152

Baytex Energy Corp.    First Quarter Report 2012    39

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated

For the three months ended March 31, 2011
Cash provided by (used in):
Operating activities	$63,383	$56,514	$2	$–	$119,899
Payment of dividends	(52,057)	–	–	–	(52,057)
Increase in bank loan	–	(1,077)	–	–	(1,077)
Increase (decrease) in intercompany loans	(169,904)	185,560	(15,656)	–	–
Increase in investments	–	(15,654)	–	15,654	–
Proceeds from issuance of long-term debt	145,810	–	–	–	145,810
Increase in equity	19,631	–	15,654	(15,654)	19,631
Interest paid	(6,863)	(3,657)	–	–	(10,520)

Financing activities	(63,383)	165,172	(2)	–	101,787
Additions to exploration and evaluation assets	–	(5,456)	–	–	(5,456)
Additions to oil and gas properties	–	(81,558)	–	–	(81,558)
Property acquisitions	–	(37,518)	–	–	(37,518)
Corporate acquisitions	–	(117,346)	–	–	(117,346)
Additions to other plant and equipment, net of disposals	–	275	–	–	275
Change in non-cash working capital	–	23,830	–	–	23,830

Investing activities	–	(217,773)	–	–	(217,773)
Impact of foreign currency translation on cash balances	$–	$59	$–	$–	$59

40    Baytex Energy Corp.    First Quarter Report 2012

ABBREVIATIONS

AcSB	Accounting Standards Board
AECO	the natural gas storage facility located at Suffield, Alberta
ASC	Accounting Standards Codification
bbl	barrel
bbl/d	barrel per day
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe/d*	barrels of oil equivalent per day
COSO	Committee of Sponsoring Organizations of the Treadway Commission
DRIP	Dividend Reinvestment Plan
GAAP	generally accepted accounting principles
GJ	gigajoule
GJ/d	gigajoule per day
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LLB	Lloyd Light Blend
LLK	Lloyd Kerrobert
mbbl	thousand barrels
mboe*	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbl	million barrels
mmboe*	million barrels of oil equivalent
mmBtu	million British Thermal Units
mmBtu/d	million British Thermal Units per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	Megawatt
NGL	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
TSX	Toronto Stock Exchange
WCS	Western Canadian Select
WTI	West Texas Intermediate
*
BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp.    First Quarter Report 2012    41

         CORPORATE INFORMATION

BOARD OF DIRECTORS
Raymond T. Chan
Executive Chairman and
Interim Chief Executive Officer
Baytex Energy Corp.
 John A. Brussa (2)(3)(4)
Partner
Burnet, Duckworth & Palmer LLP
 Edward Chwyl (2)(3)(4)
Lead Independent Director
Independent Businessman
 Naveen Dargan (1)(2)(4)
Independent Businessman
 R. E. T. (Rusty) Goepel (1)
Senior Vice President
Raymond James Ltd.
 Gregory K. Melchin (1)
Independent Businessman
 Dale O. Shwed (3)
President & Chief Executive Officer
Crew Energy Inc.
 (1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Reserves Committee
(4)   Member of the Nominating and Governance Committee
 HEAD OFFICE
Centennial Place, East Tower
Suite 2800, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
T 587-952-3000
F 587-952-3001
Toll-free: 1-800-524-5521
www.baytex.ab.ca
 AUDITORS
Deloitte & Touche LLP
 BANKERS
The Toronto-Dominion Bank
Alberta Treasury Branches
Bank of America
Bank of Montreal
Bank of Nova Scotia
Barclays Bank PLC
BNP Paribas (Canada)
Canadian Imperial Bank of Commerce
Caisse Centrale Desjardins
Credit Suisse AG
National Bank of Canada
Royal Bank of Canada
Société Générale
Union Bank of California

OFFICERS
Raymond T. Chan
Executive Chairman and
Interim Chief Executive Officer
 W. Derek Aylesworth
Chief Financial Officer
 Marty L. Proctor
Chief Operating Officer
 Daniel G. Anderson
Vice President, U.S. Business Unit
 Kendall D. Arthur
Vice President,
Saskatchewan Business Unit
 Stephen Brownridge
Vice President, Exploration
 Geoffrey J. Darcy
Vice President, Marketing
 Murray J. Desrosiers
Vice President,
General Counsel and Corporate Secretary
 Brian G. Ector
Vice President, Investor Relations
 Michael S. Kaluza
Vice President, Corporate Development and Planning
 Brett J. McDonald
Vice President, Land
 Timothy R. Morris
Vice President, U.S. Business Development
 Richard P. Ramsay
Vice President, Alberta/B.C. Business Unit
 LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
 RESERVES ENGINEERS
Sproule Associates Limited
 TRANSFER AGENT
Valiant Trust Company
 EXCHANGE LISTINGS
Toronto Stock Exchange
New York Stock Exchange
Symbol: BTE

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  Exhibit 99.1